EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2014		March 31, 2013
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,211		$17,746
Add: Fixed charges, net	11,753		12,264
Income before income taxes and fixed charges, net	28,964		30,010
Fixed charges
Interest expense	$11,471		$11,991
One-third of rental expense	282		273
Interest on unrecognized tax benefits	0		0
Total fixed charges	$11,753		$12,264
Ratio of Earnings to Fixed Charges	2.46	x	2.45	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,211		$17,746
Add: Fixed charges, net	7,132		7,063
Income before income taxes and fixed charges, net	24,343		24,809
Fixed charges
Interest expense (excluding deposits)	6,850		6,790
One-third of rental expense	282		273
Interest on unrecognized tax benefits	-		-
Total fixed charges	$7,132		$7,063
Ratio of Earnings to Fixed Charges	3.41		3.51